Progenics Pharmaceuticals, Inc.

One World Trade Center

New York, New York 10007

January 18, 2017

Via EDGAR

Johnny Gharib

Senior Counsel
Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.
Washington, D.C. 20549-3561

Re:	Progenics Pharmaceuticals, Inc. Registration Statement on Form S-3 (File No. 333-215454)

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Progenics Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-215454) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective at 4:30 p.m., Eastern Daylight Time, on January 19, 2017, or as soon as practicable thereafter.

Please do not hesitate to contact Tobias L. Knapp, Esq. of O’Melveny & Myers LLP at (212) 408-2440 with any questions or comments with respect to this letter.

Very truly yours, Progenics Pharmaceuticals, Inc. By: /s/ Patrick Fabbio Name: Patrick Fabbio Title: Chief Financial Officer